Exhibit 99.1

Granite Real Estate Investment Trust Announces C$252 Million Bought Deal Equity Offering

May 26, 2020, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite” or “the REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it and Granite REIT Inc. have entered into an agreement to sell to a syndicate of underwriters (the “Underwriters”) on a bought deal basis 3,700,000 stapled units (“Units”) at a price of C$68.00 per Unit (the “Offering Price”) for gross proceeds of approximately C$252 million (the “Offering”). In addition, the REIT and Granite REIT Inc. have granted the Underwriters an option, exercisable in whole or in part at any time up to 30 days following closing of the Offering, to purchase up to an additional 555,000 Units at the Offering Price to cover over-allotments, if any (the "Over-Allotment Option") which, if exercised in full, would increase the gross proceeds of the Offering to approximately C$289 million. Each Unit is comprised of one trust unit of the REIT and one common share of Granite REIT Inc. The Offering is expected to close on or about June 2, 2020 and is subject to certain customary conditions including the approval of the Toronto Stock Exchange.

The REIT intends to use the net proceeds from the Offering to fund potential future acquisitions and commitments under the REIT’s existing development projects and for general trust purposes.

The Units will be offered in Canada pursuant to a prospectus supplement filed under Granite’s short form base shelf prospectus dated September 12, 2019. The prospectus supplement will be filed with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada.

ABOUT GRANITE
Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns over 90 rental income properties representing approximately 40.3 million square feet of leasable area.

OTHER INFORMATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500

For further information, please contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS
This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the expected closing date of the Offering, Granite’s intended use of the net proceeds of the Offering to fund potential future acquisitions and commitments under the REIT’s existing development projects and for general trust purposes, Granite’s intention and ability to make future investments and acquisitions on satisfactory terms, Granite’s pro forma liquidity position assuming completion of the Offering, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the closing of the Offering, Granite’s intended use of the net proceeds of the Offering, Granite’s intention and ability to acquire and develop properties on satisfactory terms, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which future events or performance will be achieved.  Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 4, 2020 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three months ended March 31, 2020 (“Q1 MD&A”).  The “Risk Factors” section of the Annual Information Form and the Q1 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information.  Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500